Mary T. Hoeltzel
Vice President &
Chief Accounting Officer
CIGNA Corporation

May 3, 2011
Routing TL14A 1601 Chestnut Street Philadelphia, PA 19192 Telephone 215-761-1170 Facsimile 215-761-5613 mary.hoeltzel@cigna.com

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:          CIGNA Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-08323

Dear Mr. Rosenberg:

On behalf of CIGNA Corporation and in response to your letter to Mr. McCarthy dated April 29, 2011, please be advised that we expect to provide you a response on or before May 25, 2011.  This timeframe contemplates our normal review of the proposed response with members of the Audit Committee of our Board of Directors.  If you would like to discuss this matter further, please do not hesitate to contact me at (215) 761-1170 or by facsimile at (215) 761-5613.

Sincerely yours,

/s/Mary T.Hoeltzel
Mary T. Hoeltzel
Vice President and Chief Accounting Officer